SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of May 2014

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-)

Desarrolladora Homex, S.A.B. de C.V. announces filing of a pre-packaged concurso mercantil proceeding and disclosure of information provided to creditors in conjunction with its restructuring negotiations [RE-ISSUE]

Culiacán, Sinaloa, Mexico – April 30, 2014 – Desarrolladora Homex, S.A.B. de C.V. (the “Company”) announces that it has filed a request for a pre-packaged concurso mercantil proceeding before the federal court in Culiacán.  In accordance with Mexican law, the filing was presented, with a proposed restructuring plan  and was supported by a group of creditors representing, in the aggregate, over 50% of the outstanding consolidated indebtedness of the Company and its subsidiaries filing for the concurso mercantil proceeding. .  For more information regarding the concurso mercantil filing, please see the Company’s website: http://www.homex.com.mx/ri/index/htm. Copies of the petition, proposed restructuring plan and related exhibits are available to the public at the First District Court sitting in Culiacan, Sinaloa, Mexico, with file number 000001/2014.

In connection with the negotiations with an ad hoc group (the “Bondholder Group”) of certain holders of the Company’s 7.500% Senior Guaranteed Notes Due 2015, 9.500% Senior Guaranteed Notes Due 2019 and 9.750% Senior Guaranteed Notes Due 2020, the Bondholder Group has received certain information relating to the Company and certain public and non-public information set forth herein and in the Annexes hereto, pertaining to the future possible consummation of a restructuring transaction, which as of this date had been maintained confidential under applicable contractual provisions (collectively, the “Disclosed Information”).

The Disclosed Information includes (i) information with respect to the Company’s homebuilding operations, concurso  process considerations, summary of the proposed concurso  plan and the Company’s business and reactivation plan, including projections, the potential mechanics of future bridge loan funding, and certain other information (including non-public information) relating to the Company, as set forth in the Discussion Materials attached as Annex A hereto, (ii) information regarding the claims of the Company’s creditors (summarized on Annex B attached hereto), and (iii) a Preliminary Restructuring Term Sheet dated April 30, 2014 setting forth certain terms and conditions of the Company’s proposed restructuring plan and related transactions attached as Annex C hereto.  An Exclusivity and Right of First Refusal Agreement, dated April 30, 2014 among the Company and certain members of the Bondholder Group relating to the potential provision of funding to the Company by such holders is summarized in the Preliminary Restructuring Term Sheet and a copy of the document may be found on the Company website at http://www.homex.com.mx/ri/index/htm.

Pursuant to a confidentiality agreement entered into with certain members of the Bondholder Group, the Company agreed to publicly disclose the Disclosed Information upon the filing of concurso mercantil proceedings, among other things.  The information disclosed herein is being furnished to comply with the Company’s obligations under such confidentiality agreement and applicable law.  The disclosure of these materials should not be regarded as an indication that the Company or any other person considered, or now considers, this information to be predictive of actual future results, and does not constitute an admission or representation by any person that such information is material, or that the expectations, beliefs, opinions and assumptions that underlie these materials remain the same as of the date of this disclosure and the information contained in these materials may have been superseded by subsequent developments.  Readers are cautioned not to place undue reliance on these materials.  The financial information reflected in the Disclosed Information does not purport to present the Company’s financial condition in accordance with accounting principles generally accepted in the United States, Mexico or any other country.  The Company’s independent accountants have not audited or performed any review procedures on the Disclosed Information (except insofar as certain historical financial information may have been derived in part from the Company’s historical annual financial statements).

1

Projections are included in the Disclosed Information. Such projections have not been examined by auditors. The projections and other material set forth herein contain certain statements that are “forward-looking statements”. These statements are subject to a number of assumptions, risks, and uncertainties, many of which are and will be beyond the control of the Company, including the continuing availability of sufficient borrowing capacity or other financing to fund future principal payments of debt, existing and future governmental regulations and actions of government bodies, natural disasters and unusual weather conditions and other market and competitive conditions.  These statements speak as of the date indicated and are not guarantees of future performance. Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements, and the Company undertakes no obligation to update any such statements.  The projections, while presented with numerical specificity, are necessarily based on a variety of estimates and assumptions which, though considered reasonable by the Company, may not be realized and are inherently subject to significant business, economic, competitive, industry, regulatory, market and financial uncertainties and contingencies, many of which are and will be beyond the Company’s control. The Company cautions that no representations can be made or are made as to the accuracy of the historical financial information or the projections or to the Company’s ability to achieve the projected results. Some assumptions may prove to be inaccurate. Moreover, events and circumstances occurring subsequent to the date on which the projections were prepared may be different from those assumed, or, alternatively, may have been unanticipated, and thus the occurrence of these events may affect financial results in a materially adverse or materially beneficial manner.

Notwithstanding the support of the creditors to the concurso  filing, the Restructuring Term Sheet indicates that there are certain terms remaining to be determined and as a result creditors may not support the concurso  plan submitted for final approval in the concurso mercantil proceeding; therefore there can be no assurance that the Company will be successful in securing sufficient creditor support required under applicable laws to implement the restructuring transactions through a concurso mercantil proceeding  before Mexican courts.

The Company continues to have limited liquidity to conduct its operations and meet its obligations.  The Company is working to obtain additional financing during the course of the concurso mercantil proceeding.  There can be no assurance that the Company will be successful in securing such additional financing, in which case the Company may not be able to continue its operations through the consummation of the restructuring.

About the Company

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico and Brazil. The Company is formed by four divisions: Mexico Division, International Division, Government Division and Tourism Division.

Desarrolladora Homex, S.A.B. de C.V. periodic reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

*** *** ***

Annexes

Annex A – Discussion Materials

Annex B – List of Creditors Claims

Annex C – Preliminary Restructuring Term Sheet

2

Subject to substantial review

Discussion Materials

About Homex

For additional corporate information, please visit the Company's web site at: www.homex.com.mx. Additional information including the Company's public releases is also available on the Company's Investor Relations webpage at http://www.homex.com.mx/ri/index.htm.

The materials of this presentation contain projections and forward looking statements that are subject to risks and uncertainties, which were prepared based on management best judgment. Actual results may differ materially from such projections, and none of Homex representatives should be held liable for failure to achieve such projections.

1

Subject to substantial review

Agenda

	Page
Business Plan	**2**
Discussion Materials	10
Appendix	16

Discussion Materials

2

Subject to substantial review

Business plan overview

- The business plan was developed using a bottoms-up, project by project, methodology
  - All of the Company's 90 projects were critically evaluated based on profitability, viability and execution risk
  - Of those, 61 current projects were deemed to be worthy of continued investment
  - Weekly budgets by project for the first 36 months following reorganization and monthly for the subsequent 4 years are rolled up in consolidated projections
  - The business plan only assumes new projects developed in land adjacent to current projects
- Homex is expected to return to similar homebuilding production levels as in fiscal year 2012 over the next 6 years
  - Homebuilding gross margin in the 25-30% range
- Proceeds from home sales are assumed to be collected 9 – 11 weeks after beginning construction
- Homex Infrastructure forecasts existing contracts for the next 2 years; thereafter, approx. MXN$1bn in sales per year from road or prison projects
  - Homex Infrastructure gross margin of 15%
- Consolidated EBITDA margin in the 19-22% range, consistent with historic margins and sales mix evolution through the forecast period
  - Selling expenses estimated to remain flat at approx. 2% of homebuilding sales
- Cash tax rate estimated at 15% stepping up to 30% by year 5
- Land acquisition fully funded with cash flows from the Company
- New bridge loan assumptions:
  - Current bridge loan providers for the most part assumed to provide funding for the next phase of development
  - Bridge loan ministrations assumed at lower advance rates than historically offered by the lenders
- Business plan requires approx. MXN$[2,400]mm to fund working capital / liquidity needs for the first 18 months and Concurso expenses
  - Homex will seek a backstopped rights offering from existing or new investors

BUSINESS PLAN

3

Subject to substantial review

Consolidated model output – Summary financials and credit statistics

- The table below provides preliminary select summary financial information from the current draft of the consolidated business plan
  - The financial information provided below is preliminary in nature and subject to material changes and revisions, has not been prepared in accordance with IFRS or other generally recognized accounting standards, and has been provided solely to provide an initial indication of Homex's ongoing project-level operations once it returns to normalized operating levels

Monthly summary financials

Financial summary	Year 1												
FYE December 31	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12	Year 1
Houses sold	-	482	2,754	2,182	2,179	3,410	2,610	2,521	3,926	2,897	2,738	4,064	29,763
Homebuilding revenue	-	$107.2	$743.6	$605.6	$599.5	$925.4	$742.9	$705.7	$1,115.3	$838.5	$800.1	$1,184.7	$8,368.4
Construction services revenue	$254.0	$274.1	$310.4	$278.7	$306.6	$343.2	$282.4	$322.3	$349.6	$303.3	$308.7	$335.2	$3,668.7
Infrastructure revenue	$75.0	$75.0	$130.3	$148.2	$74.0	$92.5	$74.0	$74.0	$93.6	$74.8	$74.8	$93.6	$1,079.9
Total revenue	**$329.0**	**$456.3**	**$1,184.3**	**$1,032.5**	**$980.2**	**$1,361.0**	**$1,099.3**	**$1,102.1**	**$1,558.4**	**$1,216.6**	**$1,183.7**	**$1,613.5**	**$13,117.0**
% growth		*38.7%*	*159.5%*	*(12.8%)*	*(5.1%)*	*38.9%*	*(19.2%)*	*0.3%*	*41.4%*	*(21.9%)*	*(2.7%)*	*36.3%*	
EBITDA	$40.9	$74.4	$248.7	$216.0	$207.4	$300.7	$234.5	$244.0	$341.4	$262.5	$262.2	$355.2	$2,787.9
% margin	*12.4%*	*16.3%*	*21.0%*	*20.9%*	*21.2%*	*22.1%*	*21.3%*	*22.1%*	*21.9%*	*21.6%*	*22.1%*	*22.0%*	*21.3%*
Interest Expense	(69.0)	(64.2)	(81.2)	(64.5)	(62.9)	(75.6)	(58.7)	(55.3)	(67.1)	(51.5)	(47.8)	(57.5)	(755.2)
Land acquisition	(14.6)	(13.5)	(13.5)	(15.6)	(16.9)	(20.3)	(23.0)	(27.1)	(32.8)	(37.9)	(39.5)	(47.0)	(301.7)

Cash Flow reconciliation		Year 1												
FYE December 31	Pro forma	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12	Year 1
EBITDA		**$40.9**	**$74.4**	**$248.7**	**$216.0**	**$207.4**	**$300.7**	**$234.5**	**$244.0**	**$341.4**	**$262.5**	**$262.2**	**$355.2**	**$2,787.9**
Cash interest		(69.0)	(64.2)	(81.2)	(64.5)	(62.9)	(75.6)	(58.7)	(55.3)	(67.1)	(51.5)	(47.8)	(57.5)	(755.2)
Cash taxes [1]		(58.6)	(58.6)	(91.5)	(80.1)	(79.0)	(105.4)	(86.2)	(88.4)	(116.8)	(92.1)	(92.6)	(120.7)	(1,070.0)
Change in net working capital		(767.0)	(750.3)	173.0	(34.4)	(47.0)	157.0	133.7	300.6	151.9	150.5	(92.5)	150.2	(474.3)
Capex		(1.6)	(2.3)	(5.9)	(5.2)	(4.9)	(6.8)	(5.5)	(5.5)	(7.8)	(6.1)	(5.9)	(8.1)	(65.6)
Free cash flow		**($855.4)**	**($801.0)**	**$243.1**	**$31.9**	**$13.7**	**$269.8**	**$217.8**	**$395.4**	**$301.7**	**$263.4**	**$23.3**	**$319.2**	**$422.9**
Cumulative free cash flow		(855.4)	(1,656.3)	(1,413.2)	(1,381.3)	(1,367.7)	(1,097.9)	(880.1)	(484.6)	(183.0)	80.4	103.7	422.9	422.9
Cash	$300.0	($130.0)	($574.7)	($457.1)	($706.3)	($908.4)	($1,101.7)	($1,221.2)	($1,262.2)	($1,434.5)	($1,586.9)	($1,790.9)	($1,934.0)	($1,934.0)
Total debt [2]	$9,123.6	$9,548.9	$9,905.2	$9,779.7	$9,498.7	$9,282.9	$8,819.8	$8,482.4	$8,046.0	$7,572.1	$7,156.3	$6,929.0	$6,466.7	$6,466.7
Total debt / EBITDA [3]		NM	NM	NM	NM	NM	4.05x	3.74x	3.42x	2.98x	2.75x	2.61x	2.32x	2.32x

[1] *Tax base calculated using all cash inflows and outflows other than the bridge loan cash flows and capex. Assumed cash tax rate of 15% initially, converging to 30% within 5 years*
[2] *Includes $722mm of bridge loans outstanding at land bank trust, which are not direct liabilities of Homex, as well as $55mm increase in bridge loan funding in 2014*
[3] *Reflects annualized YTD figures*

BUSINESS PLAN

4

Subject to substantial review

Consolidated model output – Summary financials and credit statistics

- The table below provides preliminary select summary financial information from the current draft of the consolidated business plan
  - The financial information provided below is preliminary in nature and subject to material changes and revisions, has not been prepared in accordance with IFRS or other generally recognized accounting standards, and has been provided solely to provide an initial indication of Homex's ongoing project-level operations once it returns to normalized operating levels

Yearly summary financials

Financial summary FYE December 31	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Total
Houses sold	29,763	36,932	37,836	39,280	40,842	42,872	45,022	272,546
Homebuilding revenue	$8,368.4	$12,290.5	$14,239.4	$15,713.0	$17,298.0	$19,630.5	$21,637.0	$109,176.9
Construction services revenue	$3,668.7	$2,758.4	$2,151.5	$1,915.8	$2,024.2	$1,536.1	$1,498.2	$15,552.9
Infrastructure revenue	$1,079.9	$1,000.8	$1,000.0	$1,023.9	$1,061.5	$1,102.1	$1,142.2	$7,410.4
Total revenue	**$13,117.0**	**$16,049.7**	**$17,390.9**	**$18,652.7**	**$20,383.7**	**$22,268.8**	**$24,277.4**	**$132,140.2**
% growth		*22.4%*	*8.4%*	*7.3%*	*9.3%*	*9.2%*	*9.0%*	
EBITDA	$2,787.9	$3,393.2	$3,445.4	$3,523.1	$3,902.4	$4,304.9	$4,681.4	$26,038.3
% margin	*21.3%*	*21.1%*	*19.8%*	*18.9%*	*19.1%*	*19.3%*	*19.3%*	*19.7%*
Interest Expense	(755.2)	(456.8)	(331.7)	(269.9)	(244.1)	(235.0)	(229.1)	(2,521.8)
Land acquisition	(301.7)	(770.1)	(1,147.8)	(1,417.2)	(1,623.7)	(1,855.8)	(2,022.1)	(9,138.4)

Cash Flow reconciliation FYE December 31	Pro forma	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Total
EBITDA		**$2,787.9**	**$3,393.2**	**$3,445.4**	**$3,523.1**	**$3,902.4**	**$4,304.9**	**$4,681.4**	**$26,038.3**
Cash interest		(755.2)	(456.8)	(331.7)	(269.9)	(244.1)	(235.0)	(229.1)	(2,521.8)
Cash taxes [1]		(1,070.0)	(1,149.3)	(1,099.4)	(1,226.1)	(1,433.1)	(1,405.7)	(1,305.0)	(8,688.6)
Change in net working capital		(474.3)	587.8	313.1	366.6	(98.9)	(223.0)	(33.9)	437.4
Capex		(65.6)	(80.2)	(87.0)	(93.3)	(101.9)	(111.3)	(121.4)	(660.7)
Free cash flow		**$422.9**	**$2,294.6**	**$2,240.5**	**$2,300.4**	**$2,024.4**	**$2,329.8**	**$2,991.9**	**$14,604.6**
Cumulative free cash flow		422.9	2,717.5	4,958.0	7,258.4	9,282.9	11,612.7	14,604.6	14,604.6
Cash	$300.0	($1,946.1)	($1,729.5)	($702.5)	$1,421.7	$3,245.5	$5,608.7	$8,302.9	$8,302.9
Total debt [2]	$9,123.6	$6,466.7	$4,407.4	$3,195.2	$3,019.0	$2,818.4	$2,851.8	$2,554.1	$2,554.1
Total debt / EBITDA		2.32x	1.30x	0.93x	0.86x	0.72x	0.66x	0.55x	0.55x

[1] *Tax base calculated using all cash inflows and outflows other than the bridge loan cash flows and capex. Assumed cash tax rate of 15% initially, converging to 30% within 5 years*

[2] *Includes $722mm of bridge loans outstanding at land bank trust, which are not direct liabilities of Homex, as well as $55mm increase in bridge loan funding in 2014*

BUSINESS PLAN

5

Subject to substantial review

Bridge loan assumptions

Bridge loan assumptions

Lender	Current Phase: Units with Bridge Loans	Current Phase: Bridge Loan balance	Current Phase: Additional ministrations available	Future Phases: Units funded in Year 1	Future Phases: Cumulative Bridge Loan funding in Year 1[1]
Lender A	1,666	$241.4	$253.2	1,304	$194.4
Lender B	7,114	$721.8	$722.9	8,528	$898.8
Lender C	8,343	$876.1	$955.1	3,888	$355.0
Lender D	416	$55.0	$147.7	2,128	$353.2
Lender E	7,127	$1,767.4	-	-	-
Lender F	-	-	-	2,717	$734.5
Lender G	-	-	-	2,177	$886.3
To be determined	-	-	-	5,059	$801.9
Total	**24,666**	**$3,661.7**	**$2,079.0**	**25,801**	**$4,224.0**

[1] Represents maximum facility size, with 10% – 40% average outstanding balance

BUSINESS PLAN

6

Subject to substantial review

Funding in Concurso

- The Company has received a term sheet for up to MXN 1.8bn in bridge loan financing, which would provide financing on 10 projects that do not currently have bridge loan financing
  - MXN 1.8bn commitment; up to MXN 375mm outstanding at any time
  - Covers over 8,000 units
  - 3 year term, with two one-year extension options
  - Ability to add more projects to the facility
- In addition, the term sheet provides for MXN 300mm of interim liquidity to fund corporate expenses during Concurso
  - Would be secured behind bridge loans also to be provided by the third party
  - 3 year term, with two one-year extension options
  - Right to participate in Rights Offering at the offer price for up to MXN 300mm

BUSINESS PLAN

7

Subject to substantial review

Reactivation Plan

- Challenging conditions in the homebuilding industry have impacted Homex's operations:
  - Government policy changes
  - Slowdown in collections
  - Reduced lending from financial institutions
- Re-sizing strategy to adjust the Company's structure to new conditions at Homex and in the Industry, the objective is to:
  - Be more efficient and competitive
  - Enhance brand recognition, leveraging Homex's 25 year experience, recognition and success of its many completed projects
  - Select the best projects to be re-activated
    - Projects to be reactivated are aligned to government policies and subsidies
  - Reorganize Homex organizational structure
    - Employee headcount at 1,738, down from 9,975 at 12/31/2012
    - Payroll payment for construction and sales personnel is variable according to the Company's level of operations
- The housing industry in Mexico continues to be very attractive, and there is a great opportunity for Homex as there continues to be a lack of new home offering and the Company continues to have:
  - The experience: Committed and knowledgeable management team with a 25 year experience with the capacity to administrate more than 10 branches with annual volumes of sales and construction of about 50,000 homes
  - Right product offering: on-going and future projects comply with new housing policies
  - Construction technology: Efficient and proved construction technology which is eco-friendly producing homes with a consistent quality
  - According to recent data as of February:
    - Home registry in the RUV is at about 26,000 homes per month. 2014 Federal government's goal is set for the construction of 450,000 homes, which implies a monthly home registry of at least 35,000 homes
    - Only 22% of home construction in Mexico is vertical; therefore Homex has an important market opportunity to participate in the AEL aligned to housing policies
    - The Federal Government needs qualified homebuilders to meet its goals
    - There are various federal government programs such as SHF guarantee program which Homex can access after filling for Concurso

BUSINESS PLAN

8

Subject to substantial review

Reactivation Plan (cont'd)

- The Infrastructure division continues to be key for Homex and a unique attribute of the Company compared with its peers
- International operations
  - The liquidation process at Brazil was started with a positive impact on SG&A
  - Homex will not expand its operations internationally in the near future
- Homex has been able to maintain healthy relationships with its main suppliers to secure the construction of projects. Suppliers are interested in Homex's re-activation, as the drop in new home production in the country has affected their sales
- Homex will continue to right-size its business as necessary to gain competitiveness. In the Reactivation Plan, the Company is considering a 3 month reactivation phase. Reactivation will be gradual and Homex will continue to work very closely with its financial partners, including banks and suppliers, as their support continues to be key

BUSINESS PLAN

9

Subject to substantial review

Agenda

	Page
Business Plan	2
Discussion Materials	**10**
Appendix	16

Discussion Materials

10

Subject to substantial review

Homex organizational structure

PROPOSED FILING AND PLAN OF REORGANIZATION

Desarrolladora Homex S.A.B de C.V.
100%
Fideicomiso AAA NAFIN
99.99%
Opción Homex, S.A. de C.V.
99.99%
Homex Central Marcaria, S.A. de C.V.
99.99%
SOFOMEX, S.A. de C.V., S.O.F.O.M. E.N.R
99.99%
Casas Beta del Norte, S. de R.L. de C.V.
99.99%
MEXAVAL, S.A. de C.V. S.O.F.O.M. E.N.R.
99.99%
Súper Abastos Centrales Comerciales, S.A. de C.V.
99.99%
Casas Beta del Noroeste, S. de R.L. de C.V.
99.99%
Sociedad Desarrolladora de Proyectos Hospitalarios Limitada (emp. Chile)
99.99%
Homex HI, S.A. de C.V.
Homex Infraestructura Concesiones, S.A. de C.V.
Homex Infraestructura Obras, S.A. de C.V.
Homex Mtto, S.A. de C.V.
99.99%
Administradora Picsa, S.A. de C.V.
99.99%
Casas Beta del Centro, S. De R.L. de C.V.
99.99%
Homex Amueblate, S.A. de C.V
99.99%
Homex Infraestructura, S.A. de C.V.
99.99%
Desarrolladora de Casas del Noroeste, S.A. de C.V. (DECANO)
99.99%
Proyectos Inmobiliarios de Culiacán, S.A de C.V (PICSA)
50%
Hogares del Noroeste, S.A. de C.V.
50%
Promotora Residencial Huehuetoca, S.A. de C.V. (1)
99.99%
Homex Global, S.A. de C.V.
Homex Brasil Participações (Parent company of Brazilian OpCos)
99.99%
HXMTD, S.A. DE C.V.
67%
Homex Atizapán, S.A. de C.V. (2)
99.99%
CT Loreto, S. de R. L. de C.V.
99.99%
CT Commercial Property, S. de R. L. de C.V.
99.99%
CT Prop, S. de R.L. de C.V.
99.99%
Altos Mandos de Negocios, S.A. de C.V.
99.99%
Aerohomex, S.A. de C.V.
= Filing entities

(1) Inmobiliaria Vick, S.A. de C.V. owns 50% of Promotora Residencial Huehuetoca, S.A. de C.V.
(2) Mr. José Guillermo Oliveras Colina owns 33% of Homex Atizapán, S.A. de C.V.

11

Situation overview – Consolidated summary of obligations (MXN mm) **Subject to substantial review**

	Amount as of 12/31/13		Description	Major creditors
Secured debt	Bridge loans [1]	$2,895	Construction loans to fund homebuilding operations; secured by land & CiP attributable to each unit bridged; repaid upon sale of unit	Banamex, Santander
	Capital leases	267	Equipment leases secured by machinery & equipment	GE Capital
	Land guarantees	3,736	Debt secured by pledge of passive land	Inbursa, Banorte, NAFIN, Santander
	Construction-in-Progress	70	Debt secured by pledge of Construction-in-Process	Scotiabank
	Total secured debt	**$6,969**		
FOVISSSTE + INFONAVIT	FOVISSSTE Factoring	$1,199	Fronted payment from FOVISSSTE when receivable reaches development Phase 7; FOVISSSTE pays when Phase 10 is reached	HSBC
	INFONAVIT	505	Debt owed to INFONAVIT from prior construction financing program	INFONAVIT
	Total Factoring	**$1,704**		
Unsecured debt	Supply Chain	$2,141	Provided credit to the Company by repaying suppliers & providing the Company with longer payments terms; unsecured	HSBC, NAFIN, IFC
	Term loans	2,214	"Simple Credits"; unsecured	HSBC, Banorte, Bancomext
	Brazilian debt	2,153	Debt originated at Brazilian subsidiaries with Homex parent guarantee	Brazilian banks
	Derivatives	1,197	Crystallized out-of-the-money currency hedges; unsecured	Barclays, Credit Suisse, Banorte
	Bonds	11,759	General unsecured bonds	Institutional investors
	Total unsecured debt	**$19,463**		
	Total debt	**$28,136**		
Other Claims	Suppliers	$1,739	Unsecured	Cemex, Aceros Turia
	Taxes	3,140	Payroll taxes	
	Employees	197	Wages	
	Total other claims	**$5,076**		
	Total claims	**$33,212**		

PROPOSED FILING AND PLAN OF REORGANIZATION

12

[1] Excludes $722mm of bridge loans outstanding at land bank trust, which are not direct liabilities of Homex, as well as $55mm increase in bridge loan funding in 2014
Note: Balances exclude accrued interest ; Total Intercompany claims of MXN 59,698mm as of 12/31/13

Subject to substantial review

Plan of Restructuring – Creditors' treatment

Bridge loans/ Project financing	■ Remain in place ■ Cash flows generated from the construction and sales of homes financed by these loans will be used to repay them in full
Capital leases	■ Remain in place ■ Homex will continue to pay the monthly lease payments and retain possession of the machinery and equipment underlying the capital leases or else return certain equipment to reduce its liability by the purchase price
Land guarantees	■ Reinstated, with balances repaid as the land is developed ■ In certain cases, debt will be satisfied with land collateral with the Company retaining the ability to repurchase in the future
FOVISSSTE Factoring	■ Continue to operate its critical function with FOVISSSTE under its current terms ■ Factoring lender to provide bridge loans for at least four projects ■ Home sale proceeds from FOVISSSTE clients in those projects will continue to pay down factoring facility exposure
INFONAVIT	■ Repaid in cash by applying up to 10% of home sale proceeds from INFONAVIT clients to repay outstanding balance until repaid in full
Supply Chain, Term Loans, Derivatives, Bonds	■ Treated as Unsecured Creditors
Intercompany notes	■ a) Contributed to capital of subsidiaries, - OR - ■ b) Preserved and reinstated with long term maturity, - OR - ■ c) Discharged

PROPOSED FILING AND PLAN OF REORGANIZATION

13

Subject to substantial review

Plan of Restructuring – Creditors' treatment (cont'd)

PROPOSED FILING AND PLAN OF REORGANIZATION

Brazilian creditors	▪ Treated as unsecured debt in Mexico pursuant to unsecured parent guarantee
Suppliers	▪ Critical suppliers reinstated, remain outstanding, repaid over time and continue to provide trade terms ▪ Other suppliers treated as unsecured debt
Taxes	▪ Payment terms to be negotiated with tax authorities and repaid accordingly
Employees	▪ Unpaid salaries will be paid in full
Professionals	▪ Professionals will be paid pursuant to current contractual terms

Unsecured Creditors	▪ Unsecured creditors converted to 77.5% — 92.5%% of the equity of the Company
	▪ Existing shareholders and management to receive 7.5% — 22.5% of the equity
	▪ Above amounts to be diluted in amounts to be determined by:
	  ▪ Rights offering of new equity raised from existing or new investors
	  ▪ Management incentive plan

14

Subject to substantial review

Pro forma consolidated capital structure

	Debt	Total (12/31/13)	Filing entities (12/31/13)	Plan adjustments	Pro forma (12/31/13)	Comments
Secured debt	Bridge Loans [1]	$2,895	$2,783	-	$2,895	Remain in place; accured interest repaid
	Capital leases	267	267	(52)	215	Remain in place; Transfer the plane to GE
	Land guarantees	3,736	3,289	(973)	2,763	100% recovery; or; Satisfied by transfering title to collateral
	Construction-in-Progress	70	70	-	70	100% recovery
	Total secured debt	**$6,969**	**$6,409**	**($1,025)**	**$5,944**	
FOVISSSTE + INFONAVIT	FOVISSSTE Factoring	$1,199	$1,199	-	$1,199	100% recovery
	INFONAVIT	505	505	-	505	100% recovery
	Total Factoring	**$1,704**	**$1,704**	-	**$1,704**	
Unsecured debt	Supply Chain	$2,141	$2,141	($2,141)	-	Equitized
	Term loans	2,214	2,185	(1,815)	399	Equitized; 100% recovery for debt with claims at Infrastructure
	Brazilian debt	2,153	-	(2,153)	-	Equitized
	Derivatives	1,197	1,197	(1,197)	-	Equitized
	Bonds	11,759	11,759	(11,759)	-	Equitized
	Total unsecured debt	**$19,463**	**$17,281**	**($19,064)**	**$399**	
	Total debt	**$28,136**	**$25,394**	**($20,089)**	**$8,047**	
Other claims	Suppliers	$1,739	[$2,521]	($348)	$1,391	Critical vendors remain in place; Other suppliers equitized
	Taxes	3,140	3,140	-	3,140	Remain in place with agreed upon repayment schedule
	Employees	197	197	-	197	Remain in place with agreed upon repayment schedule
	Total other claims	**$5,076**	**$5,858**	**($348)**	**$4,728**	
	Total claims	**$33,212**	**$31,252**	**($20,437)**	**$12,775**	

PROPOSED FILING AND PLAN OF REORGANIZATION

15

[1] Excludes $722mm of bridge loans outstanding at land bank trust, which are not direct liabilities of Homex, as well as $55mm increase in bridge loan funding in 2014

Note: Balances exclude accrued interest ; Total Intercompany claims of MXN 59,698mm as of 12/31/13 (MXN 58,695mm at filing entities)

Subject to substantial review

Agenda

	Page
Business Plan	2
Proposed filing and Plan of Reorganization	10
Appendix	**16**

Discussion Materials

16

Subject to substantial review

Homebuilding segments

Affordable entry-level

- Price Range: MXN 204,000 – 560,000 (US$15,519 – US$42,602)
- 91% of units sold[1]
- 76% of revenues[1]

- Affordable entry-level home
  - Average size
    - Construction: 624 sq. ft
    - Land Plot: 689 sq. ft

Middle Income

- Price Range: MXN 561,000 – 1,500,000 (US$42,602 – US$114,112)
- 9% of units sold[1]
- 19% of revenues[1]

- Middle Income home
  - Average size
    - Construction: 915 sq. ft
    - Land Plot: 1,033 sq. ft

Note: Exchange rate: 13.145 MXN/USD as of September 30, 2013

[1] Mexico's Division Revenues accumulated as of September 30, 2013

APPENDIX

17

Subject to substantial review

Planning and construction process

Overview

- Homex carefully analyzes the profitability of a potential project prior to pursuing it
  - The "Corrida Financiera" for each project models expected price, margin, infrastructure cost, velocity, and ultimate profitability and return on each project
- The Company outsources the infrastructure and urbanization work to third party contractors at a fixed price
- Corporate planning team builds the first house alongside the project manager, and establishes for each step in the construction process:
  - Amount and type of materials required
  - Amount of labor required
  - Very little variability of home models between projects, so expected costs are well known
- Each Phase of construction is then entered into the Company's proprietary software to control labor and material costs
  - Project control system developed in-house several years ago
  - For each phase, Corporate delivers the required amount of materials, and disburses the predetermined labor cost to the project manager
  - Completion of a given phase is determined by the team leader responsible for the following Phase, who assumes responsibility for all work done to that point
  - Disbursement of incremental labor or materials from Corporate requires a committee meeting at Corporate; happens infrequently
  - Workers are paid weekly from the Company directly to pre-paid ATM cards
- Materials purchasing is controlled at Corporate via centralized purchasing department
  - Materials are dispensed to the construction site from the warehouse daily to complete that day's tasks
- "Corridas Financieras" are updated every two weeks based on actual results at the project
  - Should there be an increase in cost (materials, unforeseen work), home prices are increased to maintain margin
  - Company's experience has been that it is able to pass through cost increases as demand for homes in their projects is high

APPENDIX

18

Subject to substantial review

Cost / Control system

Homex internal process to control cost
New Project
Based on
"Corridas Financieras"
New Project characteristics
Project Team
1 Budget for the project
In case of unbudgeted costs, approval must be granted to purchase new materials
2 Purchase order
Materials bought by event and by "destajo"
$ Vol
Invoice
3 Entrance Warehouse (on-site)
Notification if unexpected event
Working crew
4 Construction
5 Sale/ Collection
If new costs have been incurred the impact will be transferred to the selling price

APPENDIX

19

Subject to substantial review

Proprietary Information System: Overview

Overview

- Homex uses a proprietary software system that manages all of the Company's construction projects
- The construction process for each of the Company's home models has been broken down into a step-by-step process that itemizes each task required to build the home
  - Tasks are scheduled by day, ensuring that construction stays on time
  - Each task has the required materials and labor allotted to it
- The software system is able to track the progress on each home under construction for each project, which leads to several benefits:
  - Facilitation of bridge loan disbursements
  - Timely disbursement of materials
  - Payroll for hourly workers
  - Management tool for Project Manager
  - Real-time project oversight by Corporate
- Unexpected costs or delays that require unbudgeted disbursements of labor or materials requires approval of a senior committee at Corporate
  - Does not happen often

APPENDIX

20

Subject to substantial review

Sales strategy

1 Set new locations and goals

- *Location of projects / Land investment*
- *Set goals*

2 Sales force alignment

- *Recruitment / selection process*
- *Training program*
- *Sales force composition*

3 Sales Process

- *Database management*
- *Appointment process*
- *Targeting of walk-in prospects*
- *Closing*

APPENDIX

21

Subject to substantial review

Illustrative Bridge Loan mechanics

Bridge Loan provider
6
1
Trust
3
5
2
6
4
HOMEX
DESARROLLADORA DE VIVIENDA

1. Initial funding into the trust
2. Homex constructs units and provides a list of payments to suppliers
3. The trust sends payments directly to the suppliers
4. Homex continues to develop the housing projects
5. The proceeds from the sale of housing units are paid directly to the trust
6. The trust deducts a certain percentage of the proceeds to use for debt repayment and pays the remainder to Homex

APPENDIX
22

Subject to substantial review

Homex Infrastructure

Overview

- In 2009, Homex commenced the development of a new infrastructure division after being invited by the Mexican federal government to participate in the construction process of certain federal correctional facilities through contracts with the government as well as numerous other infrastructure projects for which Homex was to act as a sub-contractor for federal and state governments
- This division is complementary to Homex's homebuilding activities and leverages its experience as a homebuilder to expand into other areas of construction and provide a new source of revenue
- The infrastructure sector in Mexico is projected to have significant growth potential in the coming years
- In 2013, the division was developing four projects in the security sector, including the Morelos and Chiapas Penitentiaries. These projects represented a great achievement for the Company due to their size and complexity

Homex Infrastructure
Security
Health
Roadways
Energy
Water
Airports

APPENDIX
23

Annex B - Debt schedule

		Guarantor(s) /			Outstanding principal Indispensible		Contingent
	Borrower(s)	Obligor(s)	Creditor	Type of credit	amount (MXN$mm)	debt	debt
1.	DECANO	Homex	Banamex	Credito Puente	$1,767.35
	PICSA	CBCentro
		CBNorte
		CBNoroeste
2.	PICSA	Homex	Santander	Credito Puente	530.55
		DECANO
		APICSA
3.	CBNorte	Homex	Santander	Credito Puente	243.36
		DECANO
		APICSA
		PICSA
4.	Hogares	Homex	Santander	Credito Puente	27.02
		DECANO
		APICSA
		PICSA
5.	Homex Atizapán	Homex	Santander	Credito Puente	85.77
		DECANO
		APICSA
		PICSA
6.	PICSA	Homex	Banorte	Credito Puente	241.39
		DECANO
		CBCentro
7.	Aerohomex	Homex	GE Capital	Arrendamiento	52.03
		PICSA		Financiero
8.	DECANO	Homex	GE Capital	Arrendamiento	143.59
		PICSA		Financiero
9.	DECANO	Homex	Leasing Operations de	Arrendamiento	71.21
			Mexico	Financiero
10.	Homex	n/a	Inbursa	Créditos	375.73
				Hipotecarios
11.	PICSA	n/a	Inbursa	Créditos	184.00
				Hipotecarios
12.	PICSA	Homex	HSBC	Créditos	180.00
		DECANO		Hipotecarios
13.	PICSA	Homex Infraestructura	Bank of America	Créditos	272.48
	Homex	DECANO		Hipotecarios
14.	PICSA	Homex	Banorte	Créditos	25.63
	DECANO			Hipotecarios
15.	DECANO	Homex	Santander	Créditos	301.72
		PICSA		Hipotecarios
		APICSA
		CT PROP
16.	Homex	PICSA	Banco Base	Créditos	191.00
				Hipotecarios
17.	DECANO	PICSA	Nafin	Créditos	750.00
	Homex			Hipotecarios
18.	Homex	n/a	Banorte	Créditos	280.00
				Hipotecarios
19.	APICSA	Homex	Santander	Créditos	40.00
		DECANO		Hipotecarios
		PICSA
20.	PICSA	n/a	Santander	Créditos	27.29
				Hipotecarios
21.	DECANO	Homex	Arrendadora y Factor	Créditos	536.23
		PICSA	Banorte (Grupo Banorte)	Hipotecarios
		CBCentro
22.	Homex	PICSA	Scotiabank	Créditos para la	34.07
		CBCentro		Construcción
23.	DECANO	Homex	Scotiabank	Créditos para la	36.26
		PICSA		Construcción
		CBCentro
24.	PICSA	Homex	HSBC	Factorajes	1,199.00
				Financieros
25.	PICSA	n/a	INFONAVIT	Factorajes	505.00
	Homex			Financieros
26.	PICSA	n/a	Nafin	Cadenas	548.85
	Homex			Productivas
27.	PICSA	n/a	HSBC	Cadenas	649.96
				Productivas
28.	PICSA	n/a	IFC	Cadenas	942.36
	DECANO			Productivas

		Guarantor(s) /			Outstanding principal Indispensible		Contingent
	Borrower(s)	Obligor(s)	Creditor	Type of credit	amount (MXN$mm)	debt	debt
29.	Homex	n/a	Bancomext	Créditos Simples	456.70

30.	Homex	n/a	HSBC	Créditos Simples	120.00

31.	PICSA	n/a	HSBC	Créditos Simples	882.54

32.	Homex	DECANO	Banorte	Créditos Simples	205.20
		PICSA
		CBCentro
33.	PICSA	DECANO	Banorte	Créditos Simples	250.00
		Homex
		CBCentro
34.	PICSA	n/a	Banamex	Créditos Simples	85.14

35.	PICSA	n/a	Banregio	Créditos Simples	4.93

36.	PICSA	n/a	Banco Monex	Créditos Simples	37.64

37.	PICSA	n/a	Vector	Créditos Simples	9.71

38.	PICSA	n/a	Eximbank	Créditos Simples	6.43

39.	PICSA	Homex	Banco Monex	Créditos Simples	110.00

40.	Homex	n/a	Sólida Administradora	Crédito de	1,579.36
				Construcción
41.	Homex Atizapán	DECANO	Sólida Administradora	Crédito	189.07
	PICSA	Homex		Quirografario
		CBCentro
42.	PICSA	DECANO	Sólida Administradora	Crédito	291.00		*
		Homex		Quirografario
		CBCentro
		Homex Atizapán
43.	Homex	n/a	Sólida Administradora	Crédito	250.00		*
				Quirografario
44.	Homex	n/a	Barclays	Créditos	545.56
				Derivados
45.	Homex	n/a	Credit Suisse	Créditos	338.75
				Derivados
46.	Homex	n/a	Banorte	Créditos	282.33
				Derivados
47.	Homex	n/a	HSBC	Créditos	43.50
				Derivados
48.	Homex	PICSA	The Bank of New York,	Bonos	3,266.30
		DECANO	as Trustee
		CBCentro
		CBNorte
		CBNoroeste
		Edificaciones Beta
		EBNorte
		EBNoroeste
49.	Homex	PICSA	The Bank of New York	Bonos	3,266.30
		DECANO	Mellon, as Trustee
		CBCentro
50.	Homex	PICSA	The Bank of New York	Bonos	5,226.08
		DECANO	Mellon, as Trustee
		CBCentro

Legend:

Filing subsidiaries: Desarrolldora Homex, S.A.B. de C.V. ("Homex"), Proyectos Inmobiliarios de Culiacán, S.A. de C.V. ("PICSA"), Desarrolladora de Casas del Noroeste, S.A. de C.V. ("DECANO"), Casas Beta del Centro, S. de R.L. de C.V. ("CBCentro"), Casas Beta del Norte, S. de R.L. de C.V. ("CBNorte"), Casas Beta del Noroeste, S. de R.L. de C.V. ("CBNoroeste"), Aministradora Picsa, S.A. de C.V. ("APICSA"), Homex Amuéblate, S.A. de C.V., Homex Global, S.A. de C.V., CT Loreto, S. de R.L. de C.V., Altos Mandos de Negocios, S.A. de C.V., Aerohomex, S.A. de C.V. ("Aerohomex")

Non-filing subsidiary borrowers and/or guarantors/obligors: Hogares del Noroesta, S.A. de C.V. ("Hogares"), Homex Infraestructura, S.A. de C.V. ("Homex Infraestructura"), Homex Atizapán, S.A. de C.V. ("Homex Atizapán") and CT Prop, S. de R.L. de C.V., Edificaciones Beta, S. de R.L. de C.V. ("Edificaciones Beta"), Edificaciones Beta del Norte, S. de R.L. de C.V. ("EBNorte"), Edificaciones Beta del Noroeste, S. de R.L. de C.V. ("EBNoroeste")

* Subject to debt discovery during the Concurso process

DESARROLLADORA HOMEX, S.A.B. DE C.V., AND RELATED SUBSIDIARIES
Preliminary Restructuring Term Sheet Summary of Terms and Conditions

The terms set out in this term sheet (the “Term Sheet”) are preliminary and indicative only and are not intended to describe or include all of the terms and conditions of the restructuring plan and related transactions referred herein or to set forth the definitive contractual language of any provisions summarized below and are for the purpose of promoting discussion of the structure and other terms applicable of the restructuring of the liabilities of the Company. This Term Sheet is neither an expressed nor an implied commitment to provide any financing or to provide or purchase any loans, securities or assets in connection with the transactions contemplated hereby or to do or take, or to refrain from taking, any action. Nothing in this Term Sheet shall oblige the Company or any of its creditors to restructure any of the debt of the Company or constitute an admission or representation of any fact or circumstance or an admission of any liability or waiver of any right or claim, and nothing contained herein may be used or offered into evidence in any legal, administrative or other proceeding. This Term Sheet is not an offer with respect to any securities or a solicitation of consent with respect to any concurso plan. The consummation of the transactions described herein will have to comply with the provisions of the Mexican Ley de Concursos Mercantiles (as amended from time to time) (the “Concursos Law”), including the use of the pre-pack provisions therein (concurso mercantil con plan de reestructura previo), and any other applicable laws, including any applicable United States securities laws, and will require approval by the relevant competent court. The rights of all parties are subject to the agreement and execution of definitive documentation in all respects. Unless and until the execution and delivery of definitive documentation by the necessary parties, the parties shall retain their respective rights and any negotiation of and/or agreement to this Term Sheet shall not be deemed a waiver of any rights of any party. If executed, the terms of such definitive documentation shall control.

successors and assigns in such capacity, the "***Indenture Trustee***"), collectively, the "***Notes Consent Parties***."
Proposed Restructuring/Summary of Treatment of Indebtedness Through Plan	The proposed restructuring (the "***Restructuring***") is set forth below. The Restructuring will be implemented though a pre-packaged restructuring plan attached hereto as **Exhibit 2** (the "***Plan***")[1] in connection with a *concurso mercantil* proceeding, under Article 339 and Title Fourteenth of the Concursos Law (the "***Concurso Procedure***"), filed by the Company and which Concurso Procedure may be potentially supported by certain parties. Through the Plan, the Restructuring would be accomplished through the following distributions to the Company's claim and interest holders: ▪ **Treatment of Unsecured Creditors:** All unsecured claims (the "***Unsecured Claims***") of creditors, including, among others, any undersecured secured creditors,[2] banks, vendors, supply chain creditors, term loan providers, holders of derivative instruments, "Brazilian creditors," holders of unsecured bonds (which includes, among others, holders of the Notes, each as identified on **<u>Exhibit 2</u>** (collectively, the "***Unsecured Creditors***"), shall be afforded the following options: o <u>Equity Option</u>: Capitalize any such Unsecured Claims, such that existing equity of the Company is allocated, subject to the exercise of pre-emptive rights available under Mexican law to then existing shareholders, in each case subject to dilution for any New Equity (as defined below), as follows: ▪ 80-92.5% to Unsecured Creditors; and ▪ 7.5-20% to existing shareholders and existing management (the "***Shareholder/Management Equity Distribution***"). o <u>Note Option</u>: The Company and the Unsecured Creditors may agree to provide for a recovery to the Unsecured Creditors in the form of debt on terms to be agreed.

[1] For purposes of this Term Sheet, "***Plan***" shall mean either (a) the pre-packaged plan attached hereto as **<u>Exhibit 2</u>** or (b) any concurso plan filed by the Company and approved under the Concursos Law (which, for the avoidance of doubt, shall be consistent with the terms of the Term Sheet in all respects or otherwise acceptable to the Notes Consent Parties), as the case may be.

[2] With regard to any such undersecured creditors, only to the extent that the amount of their claims exceeds the value of their collateral, based upon the reduction of their secured claims to such collateral value, subject to such creditor being entitled to an Unsecured Claim in accordance with applicable law.

2

▪ **Secured Bank Debt (créditos hipotecarios)**: All secured loans (the "***Secured Loans***") held by the banks identified on **<u>Exhibit 3</u>** (the "***Secured Loan Banks***") shall either (i) have secured claims in an amount not to exceed the value of the applicable collateral securing the Secured Loans; provided, that, any remaining balances under the Secured Loans would be repaid as the collateral securing such Secured Loans is developed and sold pursuant to the Plan or (ii) be satisfied in exchange for the underlying collateral securing the Secured Loans with the Company retaining the right to repurchase any such collateral on terms to be agreed in consultation with the Notes Consent Parties.[3] ▪ **Bridge loans (*créditos puente*)/Project financing**: The existing secured bridge loans identified in **<u>Exhibit 5</u>** (the "***Bridge Loans***") will continue to be paid with the flows received from the sale of the houses that guarantee these credits and other applicable loans, under the terms of the respective Bridge Loans. The guarantees granted under and in connection with the Bridge Loans shall remain in force, and those offered shall be formalized even if they have not been incorporated. The Bridge Loans will continue to accrue interest up to the value of the collateral. ○ In addition, the Bridge Loans shall be immediately reactivated after the commencement of the Concurso Procedure through Court authorization to be requested by the Conciliador (as defined below). ▪ **Construction loans (*créditos para la construcción)***: All construction loans (the "***Construction Loans***") held by the parties identified on **<u>Exhibit 6</u>** shall have secured claims in an amount not to exceed the value of the applicable collateral securing the Construction Loans; <u>provided</u>, <u>that</u>, the applicable portion of cash flows generated from the construction and sales of homes financed by the Construction Loans will be used to repay such Construction Loans pursuant to the Plan in consultation with the Notes Consent Parties. ▪ **Fovissste Factoring**: The factoring transactions (the "**<u>Fovissste Factoring</u>**") with the parties identified on

3 For purposes of this Term Sheet, "consultation with the Notes Consent Parties" (or any Notes Consent Party) means providing the Notes Consent Parties or their advisors with all material information regarding the applicable subject matter, copies of proposed offers and counteroffers, and the status of any negotiations, in each case contemporaneously of receipt by the Company of the foregoing, as applicable, and in an otherwise timely fashion, and to engage in meaningful discussions with the Notes Consent Parties regarding any decision under consideration. The Notes Consent Parties reserve all rights to object to any proposed action or inaction by the Company.

3

Exhibit 7 (the "***Factoring Parties***") (i) shall remain in place under the existing terms and conditions and (ii) to the extent that sales factored through the Fovissste facility are canceled or delayed, the Company will honor its obligation to replace these sales with other qualifying Fovissste buyers. The Company, in consultation with the Notes Consent Parties, will negotiate with the factoring lenders to provide bridge loans to develop homes on at least four development projects. It is anticipated that sales of homes so developed will be used to meet this obligation of the Company until the Fovissste factoring facility is fully repaid. ▪ **Infonavit**: The claims identified on **Exhibit 8** (the "***Infonavit Claims***") shall be repaid by applying up to 10% of home sale proceeds from Infonavit clients, through a mechanism acceptable to Infonavit and the Company, in consultation with the Notes Consent Parties, to repay outstanding balance of Infonavit Claims until repaid in full. ▪ **Priority Claims:** Claims entitled to priority identified on **Exhibit 9**, including, among others, unpaid wages, severance payments, withholding taxes and shall be treated in accordance with the Concursos Law and on terms and conditions acceptable to the Notes Consent Parties. ▪ **Tax Claims**: Claims held by taxing authorities identified on **Exhibit 10** shall be treated in accordance with the Concursos Law and shall be paid on terms and conditions to be negotiated with the taxing authorities and in consultation with the Notes Consent Parties. ▪ **Existing Equity**: Other than Shareholder/Management Equity Distribution provided above (which, for the avoidance of doubt shall include existing shareholders and management's common shares, as provided above) and any equity to be issued pursuant to the management incentive plan described below, any preferred stock, common stock, warrants, options and other equity-based securities shall be extinguished and the holders thereof shall receive no recovery.
Intercompany Claims	Intercompany Claims shall be treated as provided in the Plan, which shall provide that such claims (i) are discharged and expunged, with no distribution on account thereof, (ii) capitalized on account of accounts receivable owed to Homex by any wholly-owned subsidiaries, or (iii) subject to the approval of the Notes Consent Parties, (a) remain in place or (b) be provided with such other treatment, in each of case (a) and (b) to address tax issues or other potentially necessary matters.
Critical Suppliers	Claims of critical suppliers will remain outstanding and repaid over time, subject to terms and conditions to be negotiated with such suppliers and in

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consultation with the Notes Consent Parties.
Material Contracts/Leases	The disposition of all material contracts and leases shall be determined by the Company in consultation with the Notes Consent Parties.
New Money Exclusivity Period	The Signatory Members shall have the exclusive right (but not the obligation), during the period from April 23, 2014 through and including the date that is 120 days after the date on which both the following have occurred: (i) at least Ps. 100 million of the Ps. 300 million "reactivation" loan proposed to be provided by the Equity Group has been funded and (ii) the Equity Group has begun to fund loans under the Ps. 1.8 billion bridge loan facility (such period, the "***New Money Exclusivity Period***"), to negotiate and agree with the Company regarding a common equity investment which is currently estimated at Ps. 2.5 billion (subject to further determination in the Concurso Procedure) to fund the Company's emergence from the Concurso Procedure (in the case of equity, the "***New Equity***" and in the case of new notes or preferred equity securities, the "***New Notes***", and collectively, the "***New Money***").[4] The date on which such 120-day measurement starts, the "***Trigger Date***". The Trigger Date may be a later date, as agreed by the Company and the Signatory Members. The New Money Exclusivity Period will not preclude the exercise of the Equity Group Conversion Rights (as defined below), subject to the limitations set forth below. The New Equity shall represent a certain percentage of the total common equity, on a fully diluted basis, of the entity emerging from the Concurso Procedure ("***Reorganized Homex***"), based upon a valuation to be determined by the Company, the Notes Consent Parties and other creditors during the Concurso Procedure (the "***Enterprise Valuation***"). During the New Money Exclusivity Period, the Company (i) shall engage in good faith negotiations with the Signatory Members regarding the opportunity for one or more Signatory Members to provide the New Money and (ii) shall not engage in negotiations, or encourage, solicit, or accept any proposals, for such New Money from any other party.
New Money Investment	The New Money may be structured as (i) a backstopped rights offering (the "***Rights Offering***") or (ii) a direct investment (a "***Direct Investment***"). Any Rights Offering or Direct Investment, whether provided by Signatory Members or any third parties, shall be subject to (a) pre-emptive rights available under Mexican law to shareholders of Reorganized Homex, pro forma for the conversion of debt into equity pursuant to the Plan (the "***Post-Conversion Shareholders***"), and (b) the rights of Equity Group not to exceed the aggregate of Ps. 300,000,000 comprised of (i) any and all outstanding "reactivation loans" subject to conversion into equity at a conversion rate based upon the Enterprise

[4] In lieu of all or a portion of the New Equity, the proposed capital investment may be accomplished by a contribution of new money through the issuance of New Notes in an aggregate amount currently estimated at Ps. 2.5 billion (subject to further determination in the Concurso Procedure), which New Notes shall have economic and other terms, covenants, representations and warranties, and events of default acceptable to the Notes Consent Parties.

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Valuation in connection with any Rights Offering or Direct Investment or (ii) any cash investment, based upon the Enterprise Valuation (collectively (i) and (ii), the "***Equity Group Conversion Rights***").[5] For the avoidance of doubt, the dollar amount of any exercise of the Equity Group Conversion Rights plus any "reactivation loans" that remain outstanding after such exercise shall not exceed an aggregate of Ps. 300,000,000. The following shall apply to any Rights Offering: 1. **Eligible Subscribers for the New Equity**: Subject to the backstop commitment described below, the New Equity shall be made available on a *pro rata* basis to all Post-Conversion Shareholders, in accordance with shareholders' preemptive rights under applicable Mexican law. 2. **Rights Offering Administration/Mechanics**: Shall be determined pursuant to the Plan in consultation with the Notes Consent Parties.
Right of First Refusal	Whether during the New Money Exclusivity Period or thereafter, the members of the Informal Committee shall have a right of first refusal with regard to each of (i) the backstopping of up to 90% of any Rights Offering (any Signatory Member who agrees to provide any such backstop, whether pursuant to a right of first refusal or otherwise, a "***Backstop Bondholder***") and (ii) the provision of up to 90% of any Direct Investment (any member of the Informal Committee who agrees to provide a Direct Investment, whether pursuant to a right of first refusal or otherwise, a "***Direct Investment Bondholder***")); provided, however, that the right of first refusal under (i) or (ii) may only be excersiced during the Concurso Procedure.
Exclusivity and Right of First Refusal Agreement	The Company shall enter into an agreement on terms acceptable to the Signatory Members (the "***Exclusivity and Right of First Refusal Agreement***") memorializing the obligations of the Company with respect to the New Money Exclusivity Period, the Right of First Refusal (each, as further described above), as well as certain other matters set forth in this Term Sheet. The Exclusivity and Right of First Refusal Agreement shall provide for, among other things, the following: (i) liquidated damages to the Signatory Members (as defined in the Exclusivity and Right of First Refusal Agreement) in the amount of USD $20,000,000 in the event of any breach of the Exclusivity and Right of First Refusal Agreement by the Company; (ii) a work fee of USD $2,500,000; and (iii) a breakup fee of USD $5,000,000, in each case of (i), (ii) or (iii) to be allocated on a pro rata basis among each Signatory Member.
Management Incentive Plan	A certain number of shares, as agreed by the Notes Consent Parties and the Company, shall remain in a trust for an incentive plan for the relevant executive officers that stay with the Company's management team, which incentive plan shall have certain characteristics and form of exercise that

[5] For the avoidance of doubt, any exercise of the Equity Group Conversion Rights shall be on terms no more favorable to the Equity Group than the terms of any New Money provided by the Signatory Members.

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will be determined by the Notes Consent Parties and the Company in a timely manner.
Listing of the New Equity	▪ **Mexican Listing:** New Equity and other common shares issued under the Plan shall resume compliance and trading on the *Bolsa Mexicana de Valores* as soon as practicable after issuance of the New Equity, subject to registration with CNBV. ▪ **US Supplemental Listing**: New Equity and other common shares issued under the Plan, based upon consultation with the Notes Consent Parties, may be listed on the New York Stock Exchange through ADRs or equivalent upon or as soon as practicable after issuance of New Equity.
Corporate Governance	▪ **Board of Directors:** The Board of Directors of the Reorganized Homex shall be initially composed of the following, in each case subject to approval of the shareholders of Reorganized Homex (after giving effect to the issuance of the New Equity) in accordance with applicable law: – Two directors proposed by the Informal Committee. – Three directors proposed by the Backstop Bondholders or the Direct Investment Bondholder, as the case may be, or, if there is not a Direct Investment Bondholder or a Backstop Bondholder, any other party who provides (and fulfills) a commitment to provide principal financing required for the Company to emerge from the Concurso Procedure. – The Chief Executive Officer of Reorganized Homex. – One member to be designated by the De Nicolas family. ▪ **Management**: Management to be appointed by the Board of Directors of Reorganized Homex. ▪ **Other:** Other corporate governance provisions typical for Mexican independent public companies.
Shareholder Resolutions to Implement Plan	Mechanics for implementation of the Plan shall include shareholders' resolutions in accordance with Mexican corporate law and the Company's existing bylaws to provide for the capital increase necessary to accommodate: (i) capitalization of Unsecured Claims (as provided herein), (ii) issuance of New Equity or New Notes, as applicable, (iii) issuance of new shares required in connection with the Plan, and (iv) issuance of new shares in connection with the Management Incentive Plan. Such capital increase shall be subject to applicable Mexican corporate law and the Company's bylaws provisions on shareholders' preemptive rights.
Mutual Releases	The Plan shall include (i) a release and waiver by all creditors with respect all civil claims against the Company, its shareholders, directors

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and managers in connection with any alleged actions or omissions occurred prior to the Closing Date, except for claims of fraud or willful misconduct, and (ii) a release and waiver by each of the Company, its shareholders, directors and managers with respect to all claims, if any, against all the Notes Consent Parties in connection with any alleged actions or omissions in connection with the Company that occurred prior to the Closing Date, provided, that, the Plan shall not include the release of any applicable obligations of the Company, and/or any of its direct and indirect subsidiaries and affiliates, or the creditors under the Plan or the ancillary documents to effectuate the Plan and the engagement letters of the Trustee/Informal Committee Advisors (as defined below), in each case to the fullest extent permitted under applicable law.
Fees and Expenses	The Company shall pay the fees and expenses of each of the financial and legal advisors engaged by the Informal Committee or the Indenture Trustee (collectively, the "***Trustee/Informal Committee Advisors***") and the financial and legal advisors engaged by the Company, in each case in accordance with the Plan and the engagement letters of the Trustee/Informal Committee Advisors.
Conciliador	The conciliador shall be Ernesto Valenzuela or such other person or entity acceptable to the majority of the creditors of the Company in accordance with the Concursos Law.
Tax/Business Conditions	The Company shall work with the Notes Consent Parties and shall use good faith efforts to structure the Restructuring and the transactions contemplated herein to the extent reasonably possible in a tax-efficient and cost-effective manner for the Company and the Notes Consent Parties.
Definitive Documents	This Term Sheet is indicative, and any final agreement shall be subject to (i) the satisfactory completion of due diligence by the Informal Committee and the Indenture Trustee and (ii) definitive documentation, which definitive documentation shall be consistent in all respects with the terms of this Term Sheet and acceptable in all respects to the Notes Consent Parties.
Chapter 15 Filing	To be discussed with the Informal Committee.
Expectations Regarding Actions of, or Conduct by, the Company in connection with Negotiations Regarding Plan	The Notes Consent Parties have the following expectations regarding the actions of, or conduct by, the Company in connection with the Concurso Procedure: ▪ Any financing (or commitment) to provide additional liquidity to the Company (other than as set forth in this Term Sheet) shall be upon terms and conditions acceptable to the Notes Consent Parties. ▪ Commitments on form and timing of "blow-out" information to be provided to any Notes Consent Party who wishes to become restricted shall be acceptable to the Notes Consent Parties. ▪ Reasonable assurances or other indications from the government that it will reactivate government loans, subsidies and other programs upon which the Company relies, in each case in a

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manner that satisfactory to the Notes Consent Parties. ▪ Commitment from controlling shareholders and the Company to enter into a subordination agreement providing that the interests or claims (and intercompany claims, if any) of these holders are subordinated to Unsecured Claims in all respects satisfactory to the Notes Consent Parties. ▪ Reporting obligations, including, among others, 13-week cash flow forecasts, on terms and conditions acceptable to the Notes Consent Parties. ▪ The appointment of a chief restructuring officer acceptable to the Notes Consent Parties and who is able to assist the Company with reporting and the administration of the Concurso Procedure. ▪ The terms proposed in this Term Sheet are subject to the Notes Consent Parties' completion of satisfactory due diligence during the Concurso Procedure. The Company shall (i) provide access to the Company's premises, books and records, and other information requested by the Notes Consent Parties and (ii) cooperate, consult with, and provide other reasonable assistance with regard to the Notes Consent Parties' conduct of due diligence, in each case of (i) and (ii), in a timely and reasonable manner. ▪ Commitment by the Company to not take any action that is inconsistent or likely to interfere with the consummation of the Restructuring.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: May 2, 2014	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer